GCAS Comments 10/24/2008
UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Amylin Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

032346108

(CUSIP Number)

Eric Sippel
Eastbourne Capital Management, L.L.C.
1101 Fifth Avenue, Suite 370
San Rafael, CA  94901

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 3, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Schedule 13D-A
CUSIP No. 032346108

Preamble

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on August 3, 2008 (the “Schedule 13D”) by Eastbourne Capital Management, L.L.C (“Eastbourne”), Richard Jon Barry (“Barry”) and Black Bear Offshore Master Fund, L.P. (the “Offshore Fund” and, collectively with Eastbourne and Barry, the “Filers”), relating to shares of Common Stock of Amylin Pharmaceuticals, Inc. (the “Issuer”).  All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

The Filers have previously disclosed that they believe the Stock is substantially undervalued and that they are exploring ideas to enhance shareholder value.  In that connection, the Filers intend from time to time to have discussions with management of the Issuer, other shareholders and third parties, regarding actions or transactions that, if effected, may enhance shareholder value, including a possible acquisition by a third party of the Issuer.  The Filers can give no assurance that any of the foregoing parties will have interest in any of the actions or transactions that are raised during such discussions or that any such actions or transactions will ever be agreed upon or consummated by the relevant parties.

Item 7.  Material to be files as Exhibits

The Exhibit Index is incorporated herein by reference.

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Schedule 13D-A
CUSIP No. 032346108

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2008

Eastbourne Capital Management, L.L.C.

By:

Eric M. Sippel

Chief Operating Officer

Black Bear Offshore Master Fund, L.P.
By: Eastbourne Capital Management, L.L.C. General Partner

By:

Eric M. Sippel

Chief Operating Officer

Richard J. Barry

[New York #1960905 v1]

Schedule 13D
CUSIP No. 032346108

EXHIBIT INDEX

Exhibit A	Joint Filing Agreement, dated August 29, 2008, among Eastbourne Capital Management, L.L.C., Black Bear Offshore Master Fund, L.P. and Richard J. Barry. [Previously filed with the Schedule 13D.]

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